FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

June 7, 2002
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

This Form 6-K consists of the following announcement:

On June 6, 2002, Matsushita Electric Industrial Co., Ltd. (the "Company") filed with the Securities and Exchange Commission (the "Commission") an application to withdraw the Company's Registration Statement on Form F-4 (File No. 333-84588), which was originally filed with the Commission on March 20, 2002 and amended by Amendment No. 1 thereto filed on May 10, 2002. The Registration Statement had not been declared effective prior to the filing of the application. No securities were issued or sold pursuant thereto. The Company requested the withdrawal of the Registration Statement due to the Company's determination that the offering of the securities registered thereby, relating to the share exchange between the Company and Matsushita Communication Industrial Co., Ltd., qualifies for the registration exemption provided by Rule 802 promulgated under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

S. Nakatani

Shigeru Nakatani, Attorney-in-Fact
President
Panasonic Finance (America), Inc.

Dated: June 7, 2002